LOCAL CORPORATION

7555 Irvine Center Drive

Irvine, CA 92618

July 22, 2013

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration of Effective Date

Local Corporation

Form S-3/A, Filed July 3, 2013

File No. 333-188383

Dear Sir or Madam:

Local Corporation (“Company”) hereby requests, pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective on July 24, 2013, at 2:00 p.m. Pacific Standard Time, or as soon as practicable thereafter.

The Company acknowledges that:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LOCAL CORPORATION

By:	/s/ Kenneth S. Cragun
Kenneth S. Cragun
Chief Financial Officer